TESSERACT SPACE, INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

March 9, 2018



Independent Accountant's Review Report

To Management
Tesseract Space, Inc.
North Hills, CA

We have reviewed the accompanying balance sheet of Tesseract Space, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TESSERACT SPACE, INC.
BALANCE SHEET
DECEMBER 31, 2017

______

ASSETS

CURRENT ASSETS	
Cash	$ 272,432
TOTAL CURRENT ASSETS	272,432
TOTAL ASSETS	272,432

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 shares authorized; 9,580,583 issued; $.00001 par value)	96
Additional Paid in Capital	523,229
Retained Earnings (Deficit)	(250,893)
TOTAL SHAREHOLDERS' EQUITY	272,432
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 272,432

Unaudited- See accompanying notes.

TESSERACT SPACE, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Operating Income		
Sales	$	90
Gross Profit		90
Operating Expense		
General and Administrative		120,786
Payroll		95,168
Rent		20,782
Professional Fees		12,569
Advertising		1,678
		250,983
Net Income	$	(250,893)

TESSERACT SPACE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(250,893)
Net Cash Flows From Operating Activities		(250,893)
Cash Flows From Financing Activities		
Sale of Stock		523,325
Net Cash Flows From Investing Activities		523,325
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		272,432
Cash at End of Period	$	272,432

TESSERACT SPACE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Beginning Equity	$	-
Sale of Stock		523,325
Net Income		(250,893)
Ending Equity	$	272,432

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tesseract Space, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company is currently developing a new form of propulsion system for spacecraft.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office space under a month to month operating lease. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2017, no equity-based compensation plan had been proposed or authorized by the Company.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service for three years from the date filed, or the original due date, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filing in the State of California for 2017 will remain subject to review by that State for four years from the date filed, or the original due date, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the date filed, or the original due date, whichever is later.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 9, 2018, the date that the financial statements were available to be issued.